Exhibit 7.1
PVF ACQUISITION, LLC
5005 Rockside Road, Fifth Floor
Independence, Ohio 44131
May 5, 2008
PERSONAL & CONFIDENTIAL
PVF Capital Corp.
30000 Aurora Road
Solon, OH 44139
Attn: John R. Male – Chairman of the Board and Chief Executive Officer and Board of Directors
Dear Mr. Male and Members of the Board of Directors:
As you are aware, I personally own over 6% of the outstanding shares of PVF Capital Corp. As we have discussed in the past, I want to increase my ownership in PVF and have the opportunity to participate in the management and leadership of the company.
After reviewing the publicly available information on PVF, I along with other investors, through a limited liability company that was formed for this purpose, would like to acquire a significant portion of the issued and outstanding shares of common stock of PVF Capital Corp. (the “Common Stock”) at a cash price that would represent a substantial premium to the recent trading prices of the Common Stock (“Offer Price”). We believe the Offer Price we are prepared to pay takes fully into account PVF’s current value and potential future value. In addition, we believe that our proposal is generous to PVF’s shareholders and will be well received by them.
The acquisition would be accomplished by means of a tender offer. We would appreciate the opportunity to meet with the Board and senior management of PVF to present our specific proposals, including recommendations for changes in the leadership of PVF. We would appreciate your cooperation and consent to proceed with our tender offer, as well as obtaining the approvals necessary, both regulatory and shareholder, to accomplish our goals. We, including legal counsel, are prepared to meet with you at any time to discuss our proposal.
We would like complete this tender offer as soon as possible, and have available to us the necessary financial resources to fund the transaction. Under an appropriate confidentiality agreement, we would be pleased to make available to you evidence demonstrating our financial wherewithal and describe in detail our specific plans for change at PVF. Under that confidentiality agreement, we would also be able to conduct our requisite due diligence.

We are certain that you will want to give our proposal your prompt consideration. We are also sure you can appreciate that with a proposal of this kind, time is of the essence. Consequently, we request that you respond to our offer promptly, but in any event no later than May 12, 2008.
Because of the significance of this proposal, we reserve all rights to make a public announcement concerning our proposal. We look forward to working with you to complete this transaction.

Very truly yours, PVF Acquisition, LLC
/s/ Umberto P. Fedeli
By: Umberto P. Fedeli
Manager